SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, October 24, 2006

Embratel Participações S.A. (“Company” or “Embrapar”) (NYSE:EMT;BOVESPA:EBTP4, EBTP3) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”), 100.0 of percent of Telmex do Brasil Ltda. (“TdB”) and 43.0 percent of Net Serviços e Comunicações S.A. (“Net”).

(All financial figures are stated in Brazilian Reais and based on the consolidated financial statements of Embrapar)

Index:

1.	Highlights
2.	Net revenues
3.	Domestic long distance
4.	International long distance
5.	Data communications
6.	Local services
7.	Costs and expenses
•	Cost of services and goods sold
•	Selling expenses
•	G&A expenses
•	Other operating income and expense
8.	EBITDA, EBIT and net income
9.	Financial position
10.	Capex
11.	Recent events

1. Highlights

•	In the third quarter, net revenues rose 10.2 percent year-over-year totaling R$2,063 million.

•	Year-to-date, net revenues were R$6,138 million, an increase of 9.1 percent.

•
During the third quarter, based on the ICMS Agreement nº 72/06, Embrapar, through its subsidiaries Embratel and TdB, reached agreements with several States to put an end to legal disputes related to non payment of ICMS on specific services.

•
As a result of the agreement mentioned above, the third quarter EBITDA was R$ (40) million. Excluding ICMS impact of R$515 million, EBITDA was R$475 million in the third quarter and R$1,516 million in the nine months of 2006, an increase of 13.1 percent when compared with the year-ago period.

•	At September 30, 2006, net debt totaled R$1,601 million.

•	Total capital expenditures in the third quarter of 2006 were R$447 million. Year-to-date, total CAPEX was R$1,057 million.

Exhibit 1 R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Net revenues	1,872.8	2,038.4	2,063.1	10.2%	1.2%	5,628.3	6,138.4	9.1%
EBITDA	470.8	512.9	(39.6)	na	na	1,339.9	1,001.0	-25.3%
EBITDA margin	25.1%	25.2%	-1.9%	-27.1 pp	-27.1 pp	23.8%	16.3%	-7.5 pp
Operating income (EBIT)	204.3	225.8	(348.0)	na	na	535.4	118.6	-77.8%
EBIT margin	10.9%	11.1%	-16.9%	-27.8 pp	-27.9 pp	9.5%	1.9%	-7.6 pp
Net income/(loss)	54.3	131.5	(324.2)	na	na	191.1	(64.7)	na
Earnings/(losses) per 1000 shares (R$)	0.07	0.13	(0.33)	na	na	0.25	(0.07)	na

End of period shares outstanding (1000)	757,097,448	987,738,087	987,809,454	30.5%	0.0%	757,097,448	987,809,454	30.5%

pp - percentage point; na - not applicable

2. Net Revenues

In the third quarter of 2006, total net revenues were R$2,063 million, an increase of 10.2 percent (R$190 million) compared with the third quarter of 2005. Higher revenues resulted from a 27.9 percent (R$125 million) increase in data communications revenues, a 47 percent (R$78 million) increase in local revenues and a 9.4 percent (R$7 million) increase in other services revenues which offset a 1.6 percent decline in long distance voice revenues (R$19million). Long distance voice revenues currently represent 56.8 percent of total revenues compared with 63.5 percent a year ago.

Compared with the second quarter of 2006, total net revenues increased 1.2 percent (R$25 million). An 8.0 percent (R$18 million) growth in local revenues combined with a 7.5 percent (R$9 million) increase in international long distance revenues and 2.1 percent (R$ 2 million) growth in other revenues offset a decline in domestic long distance revenues.

Year-to-date, total net revenues were R$6,138 million, an increase of 9.1 percent (R$510 million) compared with the same period of 2005, due to a 27.2 percent (R$363 million) increase in data communications revenues, a 39.8 percent (R$192 million) increase in local revenues and 9 percent (R$19 million) increase in other services revenues which offset a 1.8 percent (R$64 million) decline in long distance voice revenues.

3. Domestic Long Distance

Exhibit 2	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Domestic long distance revenue (R$ million)	1,044.9	1,049.5	1,045.3	0.0%	-0.4%	3,097.7	3,150.7	1.7%
Domestic long distance traffic (million minutes)	3,142.3	3,541.6	3,606.8	14.8%	1.8%	9,224.5	10,590.8	14.8%

In the third quarter of 2006, domestic long distance traffic totaled 3,607 million minutes, a gain of 14.8 percent compared with the same period of last year. Compared with the second quarter of 2006, domestic long distance traffic increased 1.8 percent.

Domestic long distance revenues were R$1,045 million in the third quarter of 2006, flat compared with the third quarter of 2005. Compared with the second quarter of 2006, domestic long distance revenues declined 0.4 percent (R$4 million). The growth in basic and in corporate advanced voice services were not enough to offset the reduction in mobile originated calls.

Year-to-date, domestic long distance revenues were R$3,151 million, increasing 1.7 percent (R$53 million) compared with the prior-year period due to growth in mobile originated calls and in corporate advanced voice services.

4. International Long Distance

Exhibit 3	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

International long distance revenue (R$ million)	144.6	116.7	125.5	-13.2%	7.5%	504.9	388.3	-23.1%
International long distance traffic (million minutes)	492.0	507.3	513.4	4.4%	1.2%	1,686.8	1,529.2	-9.3%

International long distance traffic totaled 513 million minutes, a gain of 4.4 percent compared with the third quarter of 2005 mainly due to inbound traffic. Compared with the second quarter of 2006, international long distance traffic increased 1.2 percent.

Compared with the second quarter of 2006, international long distance revenues increased 7.5 percent (R$9 million) to R$126 million largely due to increases in inbound rates. Year-over-year, third quarter international long distance revenues fell 13.2 percent (R$ 19 million).

In the nine months of 2006, international long distance revenues declined 23.1 percent (R$116 million) to R$388 million.

5. Data Communications

Exhibit 4 Thousands	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ

64 Kbps line equivalents (*)	1,316.4	1,968.9	2,112.1	60.4%	7.3%

(*) Include internet ports and data circuits

In the third quarter of 2006, 143 thousand 64kbps line equivalents were added. At the end of September 2006, Embratel had 2,112 thousand 64kbps line equivalents providing data services to business customers. Year-over-year, 64kbps line equivalents in service increased 60.4 percent.

Exhibit 5 R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Net data communications	446.4	570.3	570.9	27.9%	0.1%	1,332.0	1,694.8	27.2%

Embratel's third quarter data communications revenues were R$571 million, a year-over-year increase of 27.9 percent (R$125 million) due to Primesys consolidation, internet services and access to mobile providers. Compared with the second quarter of 2006, data revenues were flat.

In the nine months of 2006, data revenues were up 27.2 percent (R$363 million) to R$1,695 million.

6. Local Services

Exhibit 6 R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Local services	165.1	224.9	242.7	47.0%	8.0%	482.0	673.9	39.8%

Revenues from local services rose 47 percent to R$243 million compared with the third quarter of 2005 due to increases in both corporate and residential local service customers and their usage. Compared with the second quarter of 2006, local revenues rose 8 percent (R$18 million) mainly due to the growth of residential customers and usage.

In nine months of 2006, local revenues rose 39.8 percent (R$192 million) to R$674 million as a result of growing corporate and residential customers and their usage. Handset sales also contributed to the growth.

Net Fone via Embratel connected subscriber base ended the third quarter with 115 thousand subscribers, an increase of 135 percent when compared with the second quarter of 2006.

7. Costs and Expenses

Exhibit 7 R$ million	3Q05	2Q06	3Q06	% Var YoY	% Var QoQ	9M05	9M06	% Var

Net revenues	1,872.8	2,038.4	2,063.1	10.2%	1.2%	5,628.3	6,138.4	9.1%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,000.2)	(1,097.1)	(1,115.8)	11.6%	1.7%	(3,031.4)	(3,296.7)	8.8%
Selling expenses	(245.0)	(265.7)	(269.0)	9.8%	1.3%	(772.7)	(811.4)	5.0%
G&A expenses	(163.3)	(157.0)	(403.6)	147.1%	157.1%	(459.3)	(722.3)	57.3%
Other operating income/(expense)	6.5	(5.7)	(314.2)	na	5399.0%	(25.0)	(307.0)	1126.3%

EBITDA	470.8	512.9	(39.6)	na	na	1,339.9	1,001.0	-25.3%
EBITDA margin	25.1%	25.2%	-1.9%	-27.1 pp	-27.1 pp	23.8%	16.3%	-7.5 pp
Equity Income/Loss	-	(4.8)	(26.5)	-	456.1%	-	(48.3)	-
Depreciation and amortization	(266.5)	(282.3)	(282.0)	5.8%	-0.1%	(804.5)	(834.1)	3.7%
Operating income (EBIT)	204.3	225.8	(348.0)	na	na	535.4	118.6	-77.8%

Financial income, monetary and exchange variation	51.3	49.6	34.2	-33.4%	-31.1%	134.7	116.6	-13.4%
Financial expense, monetary and exchange variation	(139.7)	(89.8)	(103.2)	-26.1%	15.0%	(272.4)	(243.0)	-10.8%
Other non-operating income/(expense)	0.4	18.4	1.6	280.0%	-91.1%	11.8	13.4	13.1%
Net income/(loss) before tax and minority interest	116.3	204.1	(415.5)	na	na	409.5	5.7	-98.6%
Income tax and social contribution	(51.8)	(59.8)	98.9	na	na	(186.3)	(36.1)	-80.6%
Minority interest	(10.3)	(12.7)	(7.6)	-26.2%	-40.6%	(32.1)	(34.3)	6.7%
Net income/(loss)	54.3	131.5	(324.2)	na	na	191.1	(64.7)	na

pp - percentage point; na - not applicable

Interconnection Costs

In the third quarter of 2006, interconnection costs were R$844 million. Year-to-date, interconnection costs were R$2,499 million, slightly lower compared with the same period of 2005.

The telco ratio dropped to 40.9 percent in the third quarter of 2006 and to 40.7 percent in the nine months of 2006 from, respectively, 43.4 percent and 44.5 percent of net revenues a year ago mainly due to the reduction in local interconnection costs (TU-RL).

Costs of Services and Goods Sold (excluding interconnection)

Costs of services and goods sold (excluding interconnection) were R$ 272 million in the third quarter of 2006, a decrease of 4.4 percent (R$13 million) when compared with the second quarter of 2006 mainly due to reductions in third part services (R$7 million) and personel expenses (R$4 million). In the third quarter of 2005, cost of services and goods sold (excluding interconnection) were R$187 million.

Year-to-date, costs of services and goods sold (excluding interconnection) were R$ 798 million.

Selling Expenses

In the third quarter of 2006, selling expenses increased 1.3 percent (R$3 million) to R$269 million remaining stable as a percentage of net revenues since the decline in allowance for doubtful accounts offset increases in personnel and third party services. Selling expenses in the third quarter of 2005 were R$245 million.

Year-to-date, selling expenses were R$811 million. As a percentage of net revenues, selling expenses declined to 13.2 percent of net revenues in the nine months of 2006 compared with 13.7 a year ago largely due to the reduction with allowance for doubtful accounts.

General and Administrative Expenses

During the third quarter of 2006 the ICMS Agreement nº72/06 was implemented in some States. As a consequence, Embrapar, through its subsidiaries Embratel and TdB, made some payments to these States, putting an end to the relevant discussion, including all ongoing administrative and judicial proceedings.

General and administrative expenses in the third quarter of 2006 were R$404 million. In the third quarter of 2005 general and administrative expenses were R$163 million. Year-to-date, general and administrative expenses were R$722 million.

Other Operating Income and Expense

Other operating expenses were also affected by ICMS Agreement nº72/06. In relation to the States where there has not been the legal implementation of the agreement or the adhesion to such tax benefit until September 30, 2006, the controlled companies Embratel and TdB created an additional provision in order to comply with the future payments necessary for the use of the tax benefit granted, because they considered likely that, in light of Resolution CVM No. 489, of October. 03, 2005, the communication debts comprised by Agreement 72/06 will be paid.

Embrapar recorded other operating expenses of R$314 million in the third quarter of 2006. In the third quarter of 2005 the Company registered other operating income of R$7 million. Year-to-date, other operating expenses were R$307 million.

8. EBITDA, EBIT and Net Income

In the nine months of 2006 EBITDA was R$1,001 million. EBITDA decreased 25.3 percent compared with the same period of 2005 due to ICMS Agreement impacts in general and administrative expenses and in other operating results.

Excluding ICMS impact of R$515 million, EBITDA would have been R$475 million in the third quarter and R$1,516 million in the nine months of 2006, an increase of 13.1 percent when compared with the year-ago period. EBITDA margin would have been 23.0 percent in the third quarter and 24.7 percent in the nine months of 2006.

Equity investment was negative because the positive equity income from Net was not enough to offset higher goodwill amortization derived from our Net economic interest.

Net loss was R$324 million in the third quarter of 2006. Year-to-date, net loss was R$65 million.

9. Financial Position

Exhibit 8 Currency Exposure Profile	Jun 30, 2006				Sep 30, 2006

	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	250.4	42.9%	84.83% CDI	up to 1.0 year	565.5	78.3%	75.38% CDI	up to 1.0 year
Unhedged short term debt	333.3	57.1%	US$ + 5.86%	up to 1.0 year	157.1	21.7%	US$ + 6.25%	up to 1.0 year
Total short term debt	583.7	29.8%			722.7	31.6%

Hedged and reais long term debt	309.3	22.5%	80.15% CDI	up to 4.7 years	282.0	18.0%	70.62% CDI	up to 7.3 years
Unhedged long term debt	1,063.8	77.5%	US$ + 8.58%	up to 7.5 years	1,282.6	82.0%	US$ + 7.50%	up to 6.7 years
Total long term debt	1,373.1	70.2%			1,564.6	68.4%

Hedged and reais total debt	559.7	28.6%	82.24% CDI	up to 4.7 years	847.6	37.1%	73.80% CDI	up to 7.3 years
Unhedged total debt	1,397.1	71.4%	US$ + 7.93%	up to 7.5 years	1,439.7	62.9%	US$ + 7.36%	up to 6.7 years
Total debt	1,956.8	100.0%	US$ + 5.80%	up to 7.5 years	2,287.3	100.0%	US$ + 4.66%	up to 7.3 years

At September 30, the cash position was R$686 million. Embratel ended the quarter with a total outstanding debt of R$2,287 million and net debt of R$1,601 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$723 million.

10. Capex

Exhibit 9 R$ million	1Q06%		2Q06%		3Q06%		9M06%

Access, Infrastructure and Local Services	137.0	42.4%	112.1	39.1%	137.6	30.8%	386.7	36.6%
Network Infrastructure	51.4	15.9%	29.3	10.2%	43.9	9.8%	124.6	11.8%
Data and Internet Service	75.9	23.5%	93.7	32.7%	107.3	24.0%	276.8	26.2%
Star One	14.1	4.4%	19.2	6.7%	134.4	30.0%	167.7	15.9%
Other investments	44.8	13.9%	32.3	11.3%	24.0	5.4%	101.2	9.6%

Total Capex	323.2	100.0%	286.6	100.0%	447.2	100.0%	1,057.0	100.0%

Total capital expenditures in the third quarter of 2006 were R$447.2 million.

11. Recent Events

ICMS Agreement

Embrapar, during the third quarter of 2006, as a result of the acknowledgement of expenses related to tax contingencies by its controlled companies Embratel and TdB, under ICMS Agreement nº 72/06: (i) made payments of R$192 million to the States where such tax benefit has already been instituted and where the adhesions were decided, putting an end to the relevant discussion, including all ongoing administrative and judicial proceedings in the States, and (ii) created provisions of R$323 million in relation to the States where there has not been the legal implementation of the agreement or the adhesion to such tax benefit until September 30, 2006, in order to comply with the future payments necessary for the use of the tax benefit granted, because it considered likely that, in light of Resolution CVM No. 489, of October. 03, 2005, the communication debts comprised by ICMS Agreement 72/06 will be paid. As a consequence, the consolidated result in the quarter ended as of September 30, 2006 was affected in the total amount of approximately R$515 million.

Embrapar’s decision of taking advantage of the tax benefits which are the subject matter of the Agreement 72/06 results from a firm decision of its management to reduce the amount of contingencies resulting from its activities, aiming at having a more favorable environment for the growth of its business and the improvement of the operation in the following years.

TELMEX Tender Offer

On September 28, 2006, Teléfonos de México, S.A. de C.V. (“Telmex”), announced, through a material fact, that on September 27, 2006, CVM granted the registration of the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of EMBRAPAR (“Voluntary Tender Offer”), described in the Material Fact dated July 28, 2006. TELMEX published the

Notice of Tender Offer, launching the Voluntary Tender Offer, on October 3, 2006 and it will hold an auction on the São Paulo Stock Exchange – BOVESPA on November 7, 2006, at 13:00 (local time).

TELMEX also announced that the purchase price for the common shares and the preferred shares in the Voluntary Tender Offer will be R$ 6.95 per lot of 1,000 common or preferred shares, adjusted by the monthly Taxa Referencial – TR, pro rata temporis, from May 8, 2006 through the date of the settlement of the Voluntary Tender Offer.

Brazilian shareholders may obtain additional information regarding the Voluntary Tender Offer in the Notice of Tender Offer or through the website www.telmex.com/opa-embratel. The Brazilian information agent for the tender offer is MZ CONSULT SERVIÇOS E NEGÓCIOS LTDA. (55 21 4004-5021).

The Voluntary Tender Offer is extended to holders of the preferred shares underlying American Depositary Shares (“ADSs”). When the Voluntary Tender Offer was launched, EMBRAPAR filed a statement regarding the Voluntary Tender Offer with the Securities and Exchange Commission (“SEC”) in the United States. US holders of EMBRAPAR shares and holders of EMBRAPAR ADSs should read the statement, because it contains important information. A Portuguese translation of this document was filed with CVM. This material is also available free of charge on the SEC’s website at www.sec.gov. The U.S. information agent for the tender offer is MACKENZIE PARTNERS, INC. ((212) 929-5500 – Call Collect or (800) 322-2885 – Toll Free).

- - x - -

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary state-of-the-art network with country wide coverage and presence in Brazil’s main metropolitan areas. It also controls Telmex do Brasil, a corporate business telecommunications provider and has a 43.0 percent economic interest in Net Serviços, Brazil’s leading pay TV operator.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

### (Exhibits: 10 - Income Statement, 11 - Balance Sheet, 12 - Cash Flow Statement)

Exhibit 10	Quarter ending						%		Nine months ending				%
Embratel Participações SA

Consolidated Income Statement - Corporate Law	Sep 30, 05%		Jun 30, 06%		Sep 30, 06%		YoY	QoQ	Sep 30, 05%		Sep 30, 06%		YoY
R$ millions

Revenues
Gross revenues	2,534.2		2,754.6		2,760.9		8.9%	0.2%	7,496.8		8,304.5		10.8%
Taxes & other deductions	(661.3)		(716.2)		(697.8)		5.5%	-2.6%	(1,868.5)		(2,166.1)		15.9%
Net revenues	1,872.8	100.0%	2,038.4	100.0%	2,063.1	100.0%	10.2%	1.2%	5,628.3	100.0%	6,138.4	100.0%	9.1%
Net voice revenues	1,189.5	63.5%	1,166.3	57.2%	1,170.8	56.8%	-1.6%	0.4%	3,602.6	64.0%	3,539.0	57.7%	-1.8%
Domestic long distance	1,044.9	55.8%	1,049.5	51.5%	1,045.3	50.7%	0.0%	-0.4%	3,097.7	55.0%	3,150.7	51.3%	1.7%
International long distance	144.6	7.7%	116.7	5.7%	125.5	6.1%	-13.2%	7.5%	504.9	9.0%	388.3	6.3%	-23.1%
Net data communications	446.4	23.8%	570.3	28.0%	570.9	27.7%	27.9%	0.1%	1,332.0	23.7%	1,694.8	27.6%	27.2%
Data & internet	387.9	20.7%	505.1	24.8%	506.0	24.5%	30.4%	0.2%	1,171.5	20.8%	1,500.3	24.4%	28.1%
Wholesale	58.5	3.1%	65.2	3.2%	64.9	3.1%	11.0%	-0.4%	160.5	2.9%	194.6	3.2%	21.3%
Local services	165.1	8.8%	224.9	11.0%	242.7	11.8%	47.0%	8.0%	482.0	8.6%	673.9	11.0%	39.8%
Other services	71.9	3.8%	77.0	3.8%	78.6	3.8%	9.4%	2.1%	211.7	3.8%	230.7	3.8%	9.0%

Net revenues	1,872.8	100.0%	2,038.4	100.0%	2,063.1	100.0%	10.2%	1.2%	5,628.3	100.0%	6,138.4	100.0%	9.1%
Cost of services and goods sold	(1,000.2)	-53.4%	(1,097.1)	-53.8%	(1,115.8)	-54.1%	11.6%	1.7%	(3,031.4)	-53.9%	(3,296.7)	-53.7%	8.8%

Interconnection & facilities	(813.6)	-43.4%	(813.0)	-39.9%	(844.2)	-40.9%	3.8%	3.8%	(2,503.6)	-44.5%	(2,499.0)	-40.7%	-0.2%
Personnel	(61.6)	-3.3%	(73.7)	-3.6%	(70.1)	-3.4%	13.8%	-4.8%	(185.7)	-3.3%	(213.3)	-3.5%	14.8%
Third-party services	(63.4)	-3.4%	(105.4)	-5.2%	(98.1)	-4.8%	54.7%	-7.0%	(190.1)	-3.4%	(284.3)	-4.6%	49.5%
Other	(61.6)	-3.3%	(105.1)	-5.2%	(103.5)	-5.0%	68.0%	-1.6%	(152.0)	-2.7%	(300.1)	-4.9%	97.4%
Selling expenses	(245.0)	-13.1%	(265.7)	-13.0%	(269.0)	-13.0%	9.8%	1.3%	(772.7)	-13.7%	(811.4)	-13.2%	5.0%

Personnel	(64.6)	-3.4%	(67.8)	-3.3%	(73.1)	-3.5%	13.3%	7.8%	(197.7)	-3.5%	(207.1)	-3.4%	4.7%
Third-party services	(97.1)	-5.2%	(90.5)	-4.4%	(103.2)	-5.0%	6.3%	14.1%	(260.6)	-4.6%	(297.5)	-4.8%	14.2%
Allowance for doubtful accounts	(82.7)	-4.4%	(105.3)	-5.2%	(90.8)	-4.4%	9.7%	-13.8%	(311.0)	-5.5%	(301.1)	-4.9%	-3.2%
Other	(0.6)	0.0%	(2.1)	-0.1%	(1.9)	-0.1%	204.6%	-9.1%	(3.4)	-0.1%	(5.6)	-0.1%	67.2%
G&A expenses	(163.3)	-8.7%	(157.0)	-7.7%	(403.6)	-19.6%	147.1%	157.1%	(459.3)	-8.2%	(722.3)	-11.8%	57.3%

Personnel	(31.0)	-1.7%	(39.6)	-1.9%	(36.2)	-1.8%	16.5%	-8.7%	(94.0)	-1.7%	(112.5)	-1.8%	19.6%
Employee profit sharing	(14.0)	-0.7%	(17.1)	-0.8%	(17.0)	-0.8%	21.7%	-0.6%	(32.4)	-0.6%	(48.9)	-0.8%	51.0%
Third-party services	(96.9)	-5.2%	(82.9)	-4.1%	(71.4)	-3.5%	-26.3%	-13.9%	(257.6)	-4.6%	(242.4)	-3.9%	-5.9%
Taxes	(4.7)	-0.3%	(6.0)	-0.3%	(268.7)	-13.0%	5611.5%	4396.6%	(26.2)	-0.5%	(284.3)	-4.6%	986.0%
Other	(16.6)	-0.9%	(11.3)	-0.6%	(10.3)	-0.5%	-37.9%	-8.9%	(49.1)	-0.9%	(34.2)	-0.6%	-30.5%
Other operating income/(expense)	6.5	0.3%	(5.7)	-0.3%	(314.2)	-15.2%	na	5399.0%	(25.0)	-0.4%	(307.0)	-5.0%	1126.3%
EBITDA	470.8	25.1%	512.9	25.2%	(39.6)	-1.9%	na	na	1,339.9	23.8%	1,001.0	16.3%	-25.3%
Equity Income/Loss	-	0.0%	(4.8)	-0.2%	(26.5)	-1.3%	na	456.1%	-	0.0%	(48.3)	-0.8%	na
Depreciation and amortization	(266.5)	-14.2%	(282.3)	-13.8%	(282.0)	-13.7%	5.8%	-0.1%	(804.5)	-14.3%	(834.1)	-13.6%	3.7%
Operating income (EBIT)	204.3	10.9%	225.8	11.1%	(348.0)	-16.9%	na	na	535.4	9.5%	118.6	1.9%	-77.8%
Financial income, monetary and exchange variation	51.3	2.7%	49.6	2.4%	34.2	1.7%	-33.4%	-31.1%	134.7	2.4%	116.6	1.9%	-13.4%

Financial income	56.8	3.0%	35.7	1.8%	40.4	2.0%	-28.8%	13.3%	188.7	3.4%	118.2	1.9%	-37.4%
Monetary and exchange variation (income)	(5.5)	-0.3%	13.9	0.7%	(6.3)	-0.3%	13.9%	na	(54.0)	-1.0%	(1.5)	0.0%	-97.2%
Financial expense, monetary and exchange variation	(139.7)	-7.5%	(89.8)	-4.4%	(103.2)	-5.0%	-26.1%	15.0%	(272.4)	-4.8%	(243.0)	-4.0%	-10.8%

Financial expense	(45.4)	-2.4%	(58.9)	-2.9%	(62.5)	-3.0%	37.6%	6.0%	(292.6)	-5.2%	(167.0)	-2.7%	-42.9%
Monetary and exchange variation (expense)	(94.3)	-5.0%	(30.9)	-1.5%	(40.8)	-2.0%	-56.7%	32.2%	20.2	0.4%	(75.9)	-1.2%	na
Other non-operating income/(expense)	0.4	0.0%	18.4	0.9%	1.6	0.1%	280.0%	-91.1%	11.8	0.2%	13.4	0.2%	13.1%
Net income/(loss) before tax and minority interest	116.3	6.2%	204.1	10.0%	(415.5)	-20.1%	na	na	409.5	7.3%	5.7	0.1%	-98.6%

Income tax and social contribution	(51.8)	-2.8%	(59.8)	-2.9%	98.9	4.8%	na	na	(186.3)	-3.3%	(36.1)	-0.6%	-80.6%
Minority interest	(10.3)	-0.5%	(12.7)	-0.6%	(7.6)	-0.4%	-26.2%	-40.6%	(32.1)	-0.6%	(34.3)	-0.6%	6.7%
Net income/(loss)	54.3	2.9%	131.5	6.5%	(324.2)	-15.7%	na	na	191.1	3.4%	(64.7)	-1.1%	na

End of period shares outstanding (billions)	757.1		987.7		987.8				757.1		987.8
Earnings/(losses) per 1000 shares (R$)	0.07		0.13		(0.33)				0.25		(0.07)

pp - percentage point; na - not applicable

Exhibit 11	Quarter ending
Embratel Participações SA

Consolidated Balance Sheet - Corporate Law	Sep 30, 05	Jun 30, 06	Sep 30, 06
R$ million

Assets
Cash and cash equivalents	605.7	596.2	686.1
Account receivables, net	1,512.6	1,759.5	1,710.4
Deferred and recoverable taxes (current)	427.2	470.9	559.3
Inventories	19.4	17.4	14.1
Other current assets	230.3	223.5	260.7
Current assets	2,795.3	3,067.5	3,230.6
Deferred and recoverable taxes	1,238.6	1,056.4	1,130.1
Legal deposits	78.5	187.4	197.2
Other non-current assets	44.8	51.0	37.2
Noncurrent assets	1,362.0	1,294.8	1,364.4
Investments	0.6	1,239.7	1,213.3
Net property, plant & equipment	6,722.2	7,311.1	7,480.3
Deferred fixed assets	80.5	123.7	116.7
Permanent assets	6,803.3	8,674.5	8,810.2
Total assets	10,960.6	13,036.8	13,405.3

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	311.7	583.7	722.7
Accounts payable and accrued expenses	761.3	940.2	934.4
Taxes and contributions (current)	493.5	576.1	661.1
Dividends and interest on capital payable	12.3	5.4	5.3
Proposed dividends and interest on capital	-	0.1	0.1
Personnel, charges and social benefits	85.9	84.7	91.3
Employee profit sharing provision	16.5	34.3	51.5
Provision for contingencies	682.0	657.4	928.2
Actuarial liabilities - Telos (current)	65.1	43.8	32.3
Other current liabilities	87.9	183.6	165.1
Current liabilities	2,516.3	3,109.4	3,592.1
Long term debt	1,035.1	1,373.1	1,564.6
Actuarial liabilities - Telos	375.0	400.7	406.1
Taxes and contributions	48.7	70.2	77.6
Other non-current liabilities	66.0	30.6	25.1
Non-current liabilities	1,524.8	1,874.6	2,073.4
Deferred income	142.4	194.4	203.0
Minority interest position	236.2	233.6	235.7
Paid-in capital	4,096.7	5,074.9	5,074.9
Income reserves	2,268.7	2,302.2	2,302.2
Treasury stock	(13.7)	(11.5)	(10.7)
Retained earnings	189.2	259.3	(65.4)
Shareholders' equity	6,541.0	7,624.9	7,301.0
Advances for future capital increase	0.0	0.0	0.0
Total liabilities and shareholders' equity	10,960.6	13,036.8	13,405.3

Total borrowed funds	1,346.8	1,956.8	2,287.3
Net debt	741.1	1,360.6	1,601.2
Net debt / Shareholder`s equity	0.11	0.18	0.22

Total debt / Trailing EBITDA (last 4 quarters)	0.8	1.0	1.7
Net debt / Trailing EBITDA (last 4 quarters)	0.4	0.7	1.2
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	3.8	8.9	6.0
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	3.9	8.0	6.4

Exhibit 12	Quarter ending		Nine months ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	2Q06	3Q06	9M05	9M06
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	131.5	(324.2)	191.1	(64.7)
Depreciation/amortization	282.3	282.0	804.5	834.1
Exchange and monetary (gains)/losses	(3.6)	(0.2)	(292.7)	(99.3)
Swap hedge effects	2.1	26.1	124.9	96.5
Minority Interest - cash flow	12.7	7.6	32.1	34.3
Loss/(gain) on permanent asset disposal	0.2	2.8	7.4	14.4
Equity Income/loss	4.8	26.5	-	48.3
Other operating activities	-	-	(19.0)	-
Changes in current and noncurrent assets and liabilities	60.1	212.8	(69.2)	72.5
Net cash provided by operating activities	490.0	233.4	779.1	936.0

Cash flow from investing activities
Additions to investments/goodwill	(335.8)	-	-	(335.8)
Additions to property, plant and equipment	(286.6)	(447.2)	(929.4)	(1,057.0)
Net cash used in investing activities	(622.4)	(447.2)	(929.4)	(1,392.8)

Cash flow from financing activities
Loans obtained and repaid	336.7	311.9	(1,756.1)	729.5
Swap hedge settlement	(7.1)	(8.3)	(119.9)	(25.0)
Dividends and interest on capital paid	(171.8)	(0.0)	(23.3)	(171.9)
Advances for future capital increase	-	-	1,822.8	-
Other financing activities	0.0	0.3	0.5	0.3
Net cash used in financing activities	157.8	303.7	(76.0)	532.9

Increase in cash and cash equivalents	25.5	89.9	(226.3)	76.2
Cash and cash equivalents at beginning of period	570.7	596.2	832.0	609.9

Cash and cash equivalents at end of period	596.2	686.1	605.7	686.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.